FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 10, 2004                                                 Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                   Form 40-F   ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                   No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, Form S-8 No. 333-85598 and Form F-9 No. 333-98087.

SIGNATURES
Form 6-K Exhibit Index
EnCana’s proved reserves grow 12 percent to 2.4 billion BOEs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

By: /s/ Linda H. Mackid

Name: Linda H. Mackid Title: Assistant Corporate Secretary

Date: February 10, 2004

Form 6-K Exhibit Index

Exhibit No.

1	News release dated February 10, 2004 referenced as:
"EnCana's proved reserves grow 12 percent to 2.4 billion BOEs"

EnCana’s proved reserves grow 12 percent to 2.4 billion BOEs

Organic production replacement exceeds 200%

Calgary, Alberta, (February 10, 2004) — EnCana Corporation (TSX & NYSE: ECA) continued its strong reserves and sales growth in 2003, adding 482 million barrels of oil equivalent (BOE) of proved reserves, net of royalties. The company achieved 203 percent production replacement, essentially all of which was the result of its successful 5,600 net well drilling program and positive revisions. Daily oil, natural gas and natural gas liquids sales increased by more than 9 percent to about 650,200 BOE, after royalties, from pro forma 2002 sales. All of EnCana’s proved reserves are based on reports prepared by independent qualified reserves evaluators.

“During EnCana’s second year of operations, we have increased the intrinsic value of each share. Achieving production replacement of more than two times resulted in reserves growth exceeding production growth — a very healthy outcome. This was achieved at a finding, development and acquisition cost of US$8.75 per BOE. Adding 1.7 trillion cubic feet of North American gas entirely through the drill bit is the clearest possible demonstration of the growth potential of our huge resource play assets,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

IMPORTANT NOTE: EnCana’s 2003 year-end reserves and operating results follow U.S. protocols, which report reserves and sales on an after-royalties basis. Canadian protocols report sales and reserves on a before-royalties basis. See note 1 herein. All 2003 financial information contained in this news release is in U.S. dollars and is based on preliminary, unaudited financial results. All references to production, sales and financial information for full year 2002 in this news release text and tables for EnCana are presented on a pro forma basis as if the merger of PanCanadian Energy Corporation (“PanCanadian” or “PCE”) and Alberta Energy Company Ltd. (“AEC”) had occurred at the beginning of 2002. All results exclude EnCana’s former interest in Syncrude which was sold in 2003 and is treated as a discontinued operation.

EnCana reserves grow 12 percent in 2003

EnCana’s proved reserves increased from 2.11 billion to 2.36 billion BOE, a 12 percent increase over year-end 2002. The company added 478 million BOE of proved reserves through the drill bit, 55 million BOE by acquisition and divested of 51 million BOE for total net additions of 482 million BOE before production. These net reserves additions were split 1.7 trillion cubic feet of natural gas reserves and 204 million barrels of crude oil and natural gas liquids. These additions represent 203 percent of production of 237 million BOE in 2003. Reserves at year-end were 8.4 trillion cubic feet of natural gas and 957 million barrels of crude oil and natural gas liquids. The company’s proved reserve life index remained at 10 years.

Entire reserves base fully evaluated externally

EnCana has a reserves committee of independent board members which reviews the qualifications and appointment of the independent qualified reserve evaluators. The committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluations by the independent qualified reserve evaluators. The evaluations are conducted from the fundamental geological and engineering data. EnCana believes this is the most stringent standard of reserves governance available to the industry, and that it goes well beyond external reviews or audits of reserves.

“At EnCana’s inception two years ago, we decided to adopt one of the predecessor company’s practices and have the entire reserve base of the merged company externally evaluated. This resulted in some downward revisions that were previously disclosed in our year-end 2002 reserves report, but also placed us on a very solid base going forward,” Morgan said.

EnCana’s 2003 reserves growth was concentrated primarily in North America, which contains about 90 percent of the company’s reserves and production. Approximately 60 percent of the reserves additions were North America natural gas. Major areas of reserves growth were in the Jonah and Mamm Creek gas fields in the U.S. Rockies, the Greater Sierra and Cutbank Ridge properties in northeast British Columbia and in coalbed methane lands and oilsands in eastern Alberta. Consistent with its practice of not booking proved reserves until commercial development is proceeding, the company has not booked any proved reserves from its discoveries in the Gulf of Mexico or off the East Coast of Canada.

Proved undeveloped reserves represent 39 percent of total proved reserves. This level of proved undeveloped reserves is consistent with EnCana’s resource play focus and production growth outlook. The undeveloped gas reserves are concentrated primarily in the U.S. Rockies and northeast B.C. resource plays, and can be developed with in-fill or step-out drilling. The undeveloped oil reserves are primarily at Foster Creek in Alberta and Buzzard in the U.K. central North Sea. The company plans to develop about 80 percent of its entire inventory of proved undeveloped reserves over the next three years. Future capital associated with proved undeveloped reserves is estimated at approximately US$5.55 per BOE, the sum of which would equate to about one year of EnCana’s typical capital program.

Finding, development and acquisition capital

Capital expenditures associated with the finding, development and acquisition of reserves in 2003 were about $4,650 million. Midstream and marketing capital was about $275 million and corporate capital was about $110 million. Another $285 million was invested primarily in leased equipment purchases and a U.S. gas gathering system expansion, resulting in total capital investment of approximately $5,320 million. EnCana also had proceeds from divestitures totaling about $2,285 million, which includes $385 million of debt assumption by a purchaser, resulting in net cash proceeds of $1,900 million. EnCana’s total 2003 net capital was about $3,035 million. During 2003, the average exchange rate was US$0.716 to one Canadian dollar, which is a 12 percent increase from the average 2002 rate of US$0.637 to one Canadian dollar. As a result of the conversion from Canadian to U.S. dollars, approximately US$350 million was added to EnCana’s U.S. dollar finding, development and acquisition capital compared to the previous year. Excluding this estimated appreciation in the Canadian dollar, EnCana’s 2003 finding, development and acquisition costs would be lower by about US$0.65 per BOE and result in a marginal increase from the 2002 cost of about US$7.95 per BOE.

2003 proved reserves reconciliation

	Natural gas					Crude oil and Natural Gas Liquids
	(Bcf)					(MMbbls)
												Total
	Canada	USA	UK	Other	Total	Canada	USA	Ecuador	UK	Other	Total	MMBOE

Start of year	5,073	2,573	20	—	7,666	541.9	40.9	155.8	97.6	—	836.2	2,114
Revisions	73	1	3	—	77	32.3	0.5	0.4	23.5	—	56.7	70
Extensions & discoveries	867	706	—	90	1,663	110.9	7.4	11.9	—	0.9	131.1	408
Acquisitions	9	152	8	—	169	1.3	0.9	17.3	7.1	—	26.6	55
Divestitures	(60)	(88)	—	(90)	(238)	(0.2)	(4.7)	(5.1)	—	(0.9)	(10.9)	(51)
Production	(706)	(215)	(5)	—	(926)	(56.8)	(3.4)	(18.6)	(3.7)	—	(82.5)	(237)

End of year	5,256	3,129	26	—	8,411	629.4	41.6	161.7	124.5	—	957.2	2,359

% Change	4	22	30		10	16	2	4	28		14	12

Proved reserves categorization

Developed	3,984	1,833	13	—	5,830	306.1	26.3	115.0	16.7	—	464.1	1,436
Undeveloped	1,272	1,296	13	—	2,581	323.3	15.3	46.7	107.8	—	493.1	923

Total	5,256	3,129	26	—	8,411	629.4	41.6	161.7	124.5	—	957.2	2,359

Finding, development and acquisition costs

			2002	3-Year average
		2003	Pro forma	Pro forma

Finding, development and acquisition capital	(US$ millions)	$4,650	$3,265	$3,650
Reserve additions	(MMBOE)	533	411	436

Finding, development and acquisition costs	(US$ per BOE)	$8.75	$7.95	$8.35

2003 finding, development and acquisition capital includes expenditures on long lead time projects, offshore exploration and the Cutbank Ridge land acquisition. The finding, development and acquisition cost per BOE is calculated by dividing total capital expended on finding, development and acquisition activities by additions to proved reserves, before divestitures, which are the sum of revisions, extensions & discoveries and acquisitions. This calculation is commonly used in the U.S.

Independent qualified reserve evaluators

Operating regions	Evaluator

Canadian Foothills & Frontiers	McDaniel & Associates Consultants Ltd. Gilbert Laustsen Jung Associates Ltd.

Canadian Plains	McDaniel & Associates Consultants Ltd. Gilbert Laustsen Jung Associates Ltd. Ryder Scott Company

USA	Netherland, Sewell & Associates, Inc.

Ecuador	Ryder Scott Company

United Kingdom	DeGolyer and MacNaughton

International New Ventures	Ryder Scott Company

2003 oil and natural gas sales up more than 9 percent, after royalties

In 2003, EnCana’s oil and natural gas sales averaged 650,200 BOE per day, up more than 9 percent from 594,300 BOE per day in 2002 pro forma, excluding Syncrude. This is within EnCana’s 2003 sales guidance of between 610,000 and 655,000 BOE per day. Natural gas sales averaged 2.57 billion cubic feet per day, up approximately 8 percent, while oil and natural gas liquids sales averaged 222,500 barrels per day, up about 13 percent. EnCana drilled 5,632 net wells in 2003, comprised of 5,016 development wells and 616 exploration wells.

Sales increases led by U.S. Rockies, Ecuador and SAGD production

Strong natural gas sales increases came from the U.S. Rockies, up nearly 50 percent to average 588 million cubic feet per day. Canadian heavy oil sales averaged 87,900 barrels per day, a 26 percent increase due primarily to the expansion of the company’s oilsands production at Foster Creek. Ecuador sales also rose 27 percent to average 46,500 barrels per day. With the new OCP Pipeline now fully operational, current Ecuador sales are about 73,000 barrels of oil per day, more than double the rate one year ago.

Fourth quarter 2003 sales up 13 percent from 2002, after royalties

In the fourth quarter of 2003, EnCana’s oil and natural gas sales averaged 713,900 BOE per day, up 13 percent from 632,700 BOE per day in the fourth quarter of 2002. Natural gas sales averaged 2.68 billion cubic feet per day. Gas production was up 9 percent after adjusting for higher levels of withdrawal from storage in the fourth quarter of 2002. Oil and natural gas liquids sales in the fourth quarter of 2003 averaged 266,900 barrels per day, up 32 percent from the same 2002 period. EnCana drilled 1,517 net wells in the fourth quarter of 2003, comprised of 1,306 development wells and 211 exploration wells.

EnCana sales highlights — U.S. protocols

Operating Highlights			%		2002	%
(for the period ended Dec. 31)	Q4 2003	Q4 2002	Change	2003	Pro forma	Change

(After royalties)
Natural Gas
Production (MMcf/d)	2,682	2,467	+9	2,536	2,358	+8
Withdrawal (Injection)	—	117		30	22

Total natural gas sales (MMcf/d)	2,682	2,584	+4	2,566	2,380	+8

Oil and NGLs sales (bbls/d)
North America	174,471	158,358	+10	165,895	150,484	+10
International	92,419	43,686	+112	56,649	47,119	+20

Total liquids sales (bbls/d)	266,890	202,044	+32	222,544	197,603	+13

Total sales (BOE/d)	713,890	632,711	+13	650,211	594,270	+9

Canadian protocol reporting

During the transition period, when EnCana changes from reporting in Canadian dollars and protocols to U.S. dollars and after royalty reserves and production protocols, EnCana is providing its sales highlights table in both formats. EnCana’s 2003 annual report will be entirely in U.S. dollars and protocols.

EnCana sales highlights — Canadian protocols

Operating Highlights			%		2002	%
(for the period ended Dec. 31)	Q4 2003	Q4 2002	Change	2003	Pro forma	Change

(Before royalties)
Natural Gas
Production (MMcf/d)	3,120	2,888	+8	2,970	2,730	+9
Withdrawal (Injection)	—	149		35	28

Total natural gas sales (MMcf/d)	3,120	3,037	+3	3,005	2,758	+9

Oil and NGLs sales (bbls/d)
North America	195,129	179,067	+9	187,196	169,722	+10
International	118,705	57,720	+106	72,651	61,609	+18

Total liquids sales (bbls/d)	313,834	236,787	+33	259,847	231,331	+12

Total sales (BOE/d)	833,834	742,954	+12	760,680	690,998	+10

EnCana 2003 financial results scheduled for February 26

EnCana is scheduled to report its fourth quarter and 2003 financial and operating results on February 26, 2004. A conference call is scheduled for 9:00 a.m. Mountain Time (11 a.m. Eastern Time) on February 26, 2004. Details of the conference call will be published prior to the call.

NOTE 1: EnCana financial results in U.S. dollars and operating results according to U.S. protocols

Starting with year-end 2003, EnCana is reporting its financial results in U.S. dollars and its reserves and production according to U.S. protocols in order to facilitate a more direct comparison to other North American upstream oil and natural gas exploration and development companies. Reserves and production are reported on an after-royalties basis. There is no change to the physical volumes produced and sold or to the actual reserves as a result of adopting U.S. protocols. However, readers should note that the change results in a general lowering of reported numbers for EnCana’s sales volumes and impacts the percentage changes year over year. For example, under previous Canadian protocols, if EnCana produced and sold 100 barrels of oil at the wellhead, it reported sales of 100 barrels. Under the new U.S. protocol, royalties paid to the Crown, state or mineral rights owners are deducted before sales volumes are reported. For example, under U.S. protocols, if EnCana produced and sold 100 barrels and the oil was subject to a 20 percent royalty, EnCana would report sales of 80 barrels of oil.

EnCana Corporation

With an enterprise value of approximately US$23 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. International subsidiaries operate two key high potential international growth platforms: Ecuador, where it is the largest private sector oil producer, and the U.K. central North Sea, where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — The reserves and other oil and gas information contained in this news release has been prepared in accordance with U.S. disclosure standards, in reliance on an exemption from the Canadian disclosure standards granted to EnCana by Canadian securities regulatory authorities. Such information may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). The reserves quantities disclosed in this news release represent net proved reserves calculated on a constant price basis using the standards contained in U.S. Securities and Exchange Commission Regulation S-X and FAS 69.

The primary differences between the U.S. requirements and the NI 51-101 requirements are that (i) the U.S. standards require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves, and (ii) the U.S. standards require that the reserves and future net revenue be estimated using constant prices and costs, whereas NI 51-101 requires disclosure of proved reserves and the associated future net revenue on a constant basis and of proved and probable reserves and the associated future net revenue on a forecast basis. The definitions of proved reserves also differ, but according to the Canadian Oil and Gas Evaluation Handbook (the reference source for the definition of proved reserves under NI 51-101) differences in the estimated proved reserve quantities based on constant prices should not be material. EnCana concurs with this assessment.

In this news release, certain natural gas volumes have been converted to BOEs on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6Mcf:1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future economic performance (including per share growth); anticipated life of proved reserves;

anticipated production growth; anticipated development of undeveloped reserves over the next three years; potential capital expenditures and investment; potential oil and gas sales in 2004; potential growth of resource plays and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; the risk that the anticipated synergies to be realized by the merger of AEC and PCE will not be realized; costs relating to the merger of AEC and PCE being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194 Greg Kist Manager, Investor Relations (403) 645-4737 Tracy Weeks Manager, Investor Relations (403) 645-2007	(403) 645-4747